FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number: 333-126534

BAIDU.COM, INC.

12/F, Ideal International Plaza

No. 58 West-North 4th Ring

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

BAIDU.COM, INC.

Form 6-K

Page
Announcement concerning Agreement to Acquire New Premises	3
Signature	5

2

BAIDU TO ACQUIRE NEW PREMISES IN BEIJING

Beijing, China, January 5, 2006 – Baidu.com, Inc. (Nasdaq: BIDU), the leading Chinese language Internet search provider, recently entered into an agreement to acquire the land use right for approximately 44,000 square meters of land in Shang Di Information Industry Zone in Haidian District, Beijing. In anticipation of the continuing growth trend, Baidu plans to build a new information and technology center on the premises and move its principal executive offices, information and technology center, online marketing services center and administrative and support facilities to the new premises. The aggregate consideration for acquiring the land use right for the new premises is approximately RMB92.4 million, to be paid in installments until Baidu obtains necessary governmental approval for the proposed development and use of the land. Baidu expects to receive such approval by the end of 2006.

About Baidu

Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, are currently trading on the NASDAQ National Market under the symbol “BIDU”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; expected changes in our margins and certain cost or expense items as a percentage of our revenues; our ability to attract and retain users and customers; competition in the Chinese language Internet search market; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright, patent and other intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; and Chinese governmental policies relating to the Internet and Internet content providers. Further

3

information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact

Cynthia He

Baidu.com, Inc.

Tel: (8610) 8262 1188

ir@baidu.com

Media Contact

Asia

Christina Splinder

Ogilvy Public Relations Worldwide (Beijing)

Tel: (8610) 8520 6550

christina.splinder@ogilvy.com

US

Stefan Anikewich

Hill & Knowlton (New York)

Tel: (1) 212 885 0505

stefan.anikewich@hillandknowlton.com

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU.COM, INC.

By:	/s/ Shawn Wang
Name:	Shawn Wang
Title:	Chief Financial Officer

Date: January 5, 2006

5